EXHIBIT 99.1

Quantum BioPharma to Attend Sidoti Micro-Cap Investor Conference and the AGP Virtual Healthcare Conference

TORONTO, May 16, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) “Quantum BioPharma” or the “Company”) a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that management will attend the Sidoti Micro-Cap Conference and the A.G.P. Virtual Healthcare Conference in May 2025.

Quantum BioPharma Head of Finance and M&A Jason Sawyer will attend the Sidoti Micro-Cap Conference on May 21 and the A.G.P. Virtual Healthcare Conference on May 22, where Mr. Sawyer is scheduled to host one-on-one meetings with institutional investors at both events and host a webcast presentation at the Sidoti Micro-Cap Conference.

Sidoti Micro-Cap Conference
Date: Wednesday, May 21, 2025
Format: Presentation & Virtual 1x1 Meetings
Presentation: 9:15-9:45 AM ET in Track 1
Webcast: Click here
Attendee: Head of Finance and M&A Jason Sawyer
Conference Website: Click here

A.G.P. Virtual Healthcare Conference
Date: Thursday, May 22, 2025
Format: Virtual 1x1 Meetings
Attendee: Head of Finance and M&A Jason Sawyer
Conference Website: Click here

For more information on the Sidoti Micro-Cap Conference, A.G.P. Virtual Healthcare Conference, or to schedule a one-on-one meeting with Quantum BioPharma management, please contact your conference representative or you may also email your request to QNTM@mzgroup.us or call Chris Tyson at (949) 491-8235.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“ Lucid ”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 22.95% (as of December 31, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us